FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

This replaces the previous EDGAR submission which was filed using an incorrect issuer template and filing signatory.

All other details remain unchanged.

MARC DUNOYER APPOINTED CHIEF FINANCIAL OFFICER OF ASTRAZENECA

AstraZeneca today announced that Marc Dunoyer has been appointed Chief Financial Officer and will join the company Board as an Executive Director.  He succeeds Simon Lowth who leaves AstraZeneca today, as previously announced. Marc Dunoyer's appointment takes effect on 1 November 2013.  He will report to Chief Executive Officer, Pascal Soriot and remain a member of the Senior Executive Team.

Marc Dunoyer, currently Executive Vice President, Global Portfolio & Product Strategy, joined AstraZeneca from GlaxoSmithKline in June 2013. Marc qualified as an accountant. His subsequent career in pharmaceuticals has given him extensive experience of the industry including finance and accounting; corporate strategy and planning; research and development; sales and marketing; business reorganisation; and business development.

Pascal Soriot, AstraZeneca's Chief Executive Officer said: "I'm delighted with Marc's appointment as CFO. Following a thorough and extensive search it became clear that Marc possessed the rare blend of financial, business and science experience that will be critical in this role in the coming years as we focus on returning AstraZeneca to growth and achieving scientific leadership."

Leif Johansson, Chairman of the AstraZeneca Board commented: "Marc's unique combination of global industry knowledge gained in emerging and established markets and strong business and financial experience will enable him to make a significant contribution to the success of the company at senior executive and Board level."

The appointment of Marc Dunoyer's successor as Executive Vice President, Global Portfolio & Product Strategy will be the subject of a separate announcement.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

Marc Dunoyer's base salary will be £680,000 per annum. His annual bonus opportunity will be in the range of 0% - 150% with a target annual bonus of 90% of base salary. His target long-term incentive award will be 200% of base salary per annum. Full details will be published in AstraZeneca's annual report for 2013. His remuneration will next be reviewed at the end of 2014.

NOTES TO EDITORS

Biographical information
A French national with a background in finance and accounting, Marc Dunoyer began his career in the pharmaceutical industry at Roussel Uclaf in Paris in the 1970s before being promoted to the position of President, Japan and then President, Asia Pacific. After returning to France for a period as Managing Director, Global Pharmaceuticals Division, Roussel Uclaf in the 1990s, Marc was appointed President & CEO, Asia Pacific & Japan for Hoechst Marion Roussel in 1995. In 2000, he was recruited by Glaxo Wellcome − just ahead of the merger that created GlaxoSmithKline − as Regional President, Japan and subsequently Regional President, Asia Pacific & Japan.  His most recent role before joining AstraZeneca was Global Head of Rare Diseases and (concurrently) Chairman, GSK Japan for GlaxoSmithKline.
Marc has an MBA from the Hautes Etudes Commerciales and has a Bachelor of Law degree from Paris University. He qualified as a Junior Certified Public Accountant in France.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                              +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                            +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                            +44 20 7604 8034 (UK/Global)
Michele Meixell                             +1 302 885 2677 (US)
Jacob Lund                                    +46 8 553 260 20 (Sweden)

Investor Enquiries
Ed Seage                                         +1 302 886 4065      mob:  +1 302 373 1361
Karl Hård                                        +44 20 7604 8123 mob: +44 7789 654364
Colleen Proctor                              + 1 302 886 1842     mob:  +1 302 357 4882
Anthony Brown                            +44 20 7604 8067    mob: +44 7585 404943
Jens Lindberg                                +44 20 7604 8414    mob: +44 7557 319729

31 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 October 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary